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                                                                  EXHIBIT (a)(4)

Dear Shareholder:

     As you requested, we are enclosing a copy of the Van Kampen Merritt Prime Rate Income Trust ("Trust") Offer to Purchase 19,493,916 of its issued and outstanding common shares of beneficial interest ("Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is for cash at the net asset value ("NAV") per Common Share determined as of 5:00 P.M. Eastern Standard time on the Expiration Date of the Offer. An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for less than five years. Please read carefully the enclosed documents, as well as the Trust's most current financial statements.

     If, after reviewing the information set forth in the Offer, you wish to tender Common Shares for purchase by the Trust, please either follow the instructions contained in the Offer to Purchase and Letter of Transmittal or, if your Common Shares are held of record in the name of a broker, dealer or other nominee, contact such broker, dealer or nominee to effect the tender for you.

     Neither the Trust nor its Board of Trustees is making any recommendation to any holder of Common Shares as to whether to tender Common Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Common Shares.

     The Trust's NAV per Common Share from September 8, 1993 through September 8, 1995 ranged from a high of $10.07 to a low of $10.00. On September 8, 1995 the NAV was $10.04 per Common Share. You can obtain current NAV quotations from Van Kampen American Capital Distributors, Inc. by calling (800) 341-2911 between the hours of 7:00 A.M. and 7:00 P.M. Central Standard time, Monday through Friday, except holidays. NAV quotes also may be obtained through the ICI Pricing Service which will be released each Friday evening and published by the Dow Jones Capital Markets Wire Service on each Friday; published in the New York Times on each Saturday; published in the Chicago Tribune on each Sunday; and published weekly in Barron's magazine. The Trust offers and sells its Common Shares to the public on a continuous basis. The Trust is not aware of any secondary market trading for the Common Shares.

     Should you have any questions on the enclosed material, please do not hesitate to call Van Kampen American Capital Distributors, Inc. at (800) 341-2911 during ordinary business hours. We appreciate your continued interest in Van Kampen Merritt Prime Rate Income Trust.

                                        Sincerely,

                                        VAN KAMPEN MERRITT PRIME
                                          RATE INCOME TRUST

TO ENSURE PROCESSING OF YOUR REQUEST, A LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE (OCTOBER 13, 1995).

                                                                    PRT010-09/95